APOLLO SOLAR ENERGY, INC.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

July 20, 2012

VIA EDGAR
Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:     Apollo Solar Energy, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed May 16, 2012
           File No. 000-12122

Dear Ms. Jenkins:

I am writing in response to your letter dated July 10, 2012.  The Staff’s comment is copied below and indented, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements, Page F-1

Note 6 - Due From Related Parties, page F-15

  1.  We note your disclosure indicating that all of the related party loans included in the table presented under this heading are non-interest bearing.  However, we note that you have recorded $837,359 of interest income associated with related party loans.  Please explain this apparent inconsistency.

Response to Comment 1

As indicated in Note 6, the loan payable by Renyi Hou to the Company totaled $4,379,411.  Per agreement between Renyi Hou and the Board of Directors, the loan was satisfied by transfer from Renyi Hou to the Company of Apollo Solar common stock with a market value of $5,216,770, and that amount was recorded as an addition to Stockholders’ Equity.  The difference between the amount of the loan and the value given to satisfy it, i.e. $837,359, was recorded as interest income.

Sincerely,

/s/ Hua Hui
Hua Hui
Chief Financial Officer

Acknowledgement

Apollo Solar Energy, Inc. hereby acknowledges that:

•	Apollo Solar Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apollo Solar Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Apollo Solar Energy, Inc.

By: /s/ Hua Hui
Hua Hui
Chief Financial Officer